                                                                EXHIBIT 20.1
1996 THIRD QUARTER REPORT

To Our Stockholders:

Third quarter net income was $5.6 million or 21 cents per share, a 52 percent decrease compared with 43 cents per share last year. Net operating revenues for the quarter decreased slightly to $79.6 million. While not a surprise, the numbers are no less disappointing for all of us.

Net income for the nine months ended September 30 was $23.2 million or $.85 per share compared with $1.17 for the same period in 1995. Net operating revenues for the first nine months have increased 11 percent to $251.9 million.

An update on the issues affecting our net income.

The issues affecting our third quarter performance are most directly related to our consumer private label credit card programs. The two primary problems are high charge-offs related to an industry-wide deterioration in consumer credit quality and expenses related to the mix and pricing of promotional payment plans offered to our cardholders.

We are taking a number of corrective actions. They include:

     -A change in cardholder terms.
     -An increase of our collection efforts by adding collectors and expanding call hours.
     -The implementation of a portfolio improvement program that analyzes credit risk and credit behavior scores for existing accounts, taking into consideration their current financial condition.
     -The implementation of certain client pricing revisions, including those for promotional programs.
     -The acceleration of the development schedule for new credit scoring models.

All of these actions will have an increasingly positive impact over time. They will serve to moderate the effects of a difficult credit environment and aid our performance in the coming quarters.

The company ended the quarter with 3.3 million active consumer private label accounts, both owned and managed, a 5 percent increase over last year. Credit card loans outstanding, including securitized loans, at September 30 were $2.0 billion compared with $1.9 billion a year ago. During the quarter we implemented a new program for The Bombay Company and announced an agreement to manage the StarPower(SM) Credit Card for PRIMESTAR By TCI. Over the long term, we remain optimistic about the future of our consumer private label business.

All of our fee-based business segments are healthy and continue to provide opportunities for growth.

Network transactions processed rose 15 percent to 110.1 million compared with
95.4 million during the third quarter last year. Petroleum clients and specialty retailers were the primary sources of growth but we also signed and implemented Budget Rent A Car. In addition, we added a number of airport and commercial parking facilities to our growing list of clients.

Active commercial accounts increased 18 percent year over year from 647,000 to 764,000. Growth is driven primarily by core office supply superstore clients.

Operational Outsourcing reported 2.0 million contacts, comparable to last year's third quarter. While we have been challenged by the reduction in services to our major client, we continue to add new clients.

The fourth quarter...

A number of issues will affect performance. Changes in client marketing strategies have caused a re-evaluation of the company's position on recognition of merchant discount revenues for promotional payment plans. This change in accounting estimate is expected to result in the deferral of $6 million to $9 million of fourth quarter merchant discount revenues into 1997. Going forward, this change will provide us with a better matching of the revenues and expenses associated with promotional payment plans. As outlined in previous SEC filings, the company has also decided to implement a change reducing its estimate of loan loss allowances required for loans intended to be securitized. Additionally, due to the continuing rise in charge-offs, we do anticipate the need to increase our loan loss allowance, which will more than offset any benefit from the change in reserves for future securitized loans. Finally, as in any year, the fourth quarter will be impacted by the strength of our clients' holiday sales.

Looking forward...

We believe we have identified the problems in our consumer private label business and are taking aggressive corrective action which we believe will better position us for the future. We expect these initiatives to moderate the effects of the adverse credit trend in the consumer credit industry affecting our consumer private label business. We are also encouraged by the performance of our fee-based businesses and expect continued growth. However, the industry-wide adverse credit environment will remain a major uncertainty for 1997.

A reminder...

Except for historical information, the statements made and information provided in this letter are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. Risks and uncertainties that could cause results to differ materially from those forward-looking statements are contained in the company's SEC filings.

Thank you for your continued support.

Sincerely,


/s/ Robert L. Wieseneck                         /s/ Philip J. Purcell
-------------------------------------           ---------------------
Robert L. Wieseneck                             Philip J. Purcell
President and Chief Executive Officer           Chairman of the Board

SPS TRANSACTION SERVICES, INC.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
(In Thousands, Except Share Data)

                                                   September 30,   December 31,
                                                       1996           1995
                                                   ------------    ------------
                                                    (Unaudited)
ASSETS:
  Cash and due from banks                            $   17,396     $    8,879
  Cash and due from banks - restricted                       --         29,000
  Investments held to maturity - at amortized cost       44,921         47,430
  Credit card loans                                   1,433,373      1,620,833
  Allowance for loan losses                             (65,648)       (63,704)
                                                     ----------     ----------
    Credit card loans, net                            1,367,725      1,557,129
  Accrued interest receivable                            20,904         23,828
  Accounts receivable                                    27,810         28,683
  Due from affiliated companies                           4,811          4,776
  Premises and equipment, net                            22,507         19,800
  Deferred income taxes                                  27,874         26,276
  Prepaid expenses and other assets                      28,248         31,806
                                                     ----------     ----------
TOTAL ASSETS                                         $1,562,196     $1,777,607
                                                     ==========     ==========
LIABILITIES:
  Deposits:
    Noninterest-bearing                              $    8,042     $   10,270
    Interest-bearing                                    457,042        372,073
                                                     ----------     ----------
  Total deposits                                        465,084        382,343
  Accounts payable, accrued expenses and other           53,306         44,788
  Income taxes payable                                    7,472         11,232
  Due to affiliated companies                           785,237      1,110,811
  Notes payable                                              --          2,095
  Accrued recourse obligation                            26,591         27,128
                                                     ----------     ----------
    Total liabilities                                 1,337,690      1,578,397
                                                     ----------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value, 100,000
    shares authorized; none issued or outstanding
  Common stock, $.01 par value, 40,000,000 and
    40,000,000 shares authorized; 27,235,284 and
    27,146,515 shares issued; 27,197,959 and
    27,073,877 shares outstanding at September 30,
    1996 and December 31, 1995, respectively                272            271
  Capital in excess of par value                         80,992         79,396
  Retained earnings                                     144,325        121,099
  Common stock held in treasury, at cost, $.01
    par value, 37,325 and 72,638 shares at September
    30, 1996 and December 31, 1995, respectively         (1,032)        (1,957)
  Stock compensation plan                                   413            501
  Employee stock benefit trust                             (413)            --
  Unearned stock compensation                               (51)          (100)
                                                     ----------     ----------
    Total stockholders' equity                          224,506        199,210
                                                     ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $1,562,196     $1,777,607
                                                     ==========     ==========

SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)


                                     Three Months Ended      Nine Months Ended
                                        September 30,           September 30,
                                     ------------------     -------------------
                                      1996        1995        1996       1995
                                     -------    -------     --------   --------
                                         (Unaudited)             (Unaudited)
Processing and service revenues      $65,712    $58,754     $204,808   $172,951
Merchant discount revenue             10,163      9,760       25,382     26,723
                                     -------    -------     --------   --------
                                      75,875     68,514      230,190    199,674

Interest revenue                      53,972     48,978      166,118    104,510
Interest expense                      18,238     17,809       59,824     43,176
                                     -------    -------     --------   --------
  Net interest income                 35,734     31,169      106,294     61,334
Provision for loan losses             32,037     18,992       84,605     34,585
                                     -------    -------     --------   --------
  Net credit income                    3,697     12,177       21,689     26,749

Net operating revenues                79,572     80,691      251,879    226,423

Salaries and employee benefits        23,736     22,213       72,407     64,710
Processing and service expenses       26,589     23,147       80,096     65,064
Other expenses                        20,221     16,638       61,915     44,804
                                     -------    -------     --------   --------
  Total operating expenses            70,546     61,998      214,418    174,578
                                     -------    -------     --------   --------

Income before income taxes             9,026     18,693       37,461     51,845
Income tax expense                     3,428      6,916       14,235     20,006
                                     -------    -------     --------   --------
Net income                           $ 5,598    $11,777     $ 23,226   $ 31,839
                                     =======    =======     ========   ========

Net income per common share          $  0.21    $  0.43     $   0.85   $   1.17


Weighted average common shares
  outstanding                         27,194     27,105       27,165     27,099